May 27, 2008

Via EDGAR

Division of Investment Management
Securities and Exchange Commission
901 E Street, N.W.
Washington, D.C. 20004
Attn.: Lawrence Greene:

Re:	Taiwan Greater China Fund (SEC File Nos. 811-05617 and 005-40977)

Dear Mr. Greene:

Listed below are the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission on the Preliminary Proxy Statement (the “Preliminary Proxy Statement”) on Schedule 14A for the Taiwan Greater China Fund (the “Trust”) that was filed on behalf of the Trust on May 5, 2008, and the Trust’s responses thereto. For your convenience, we are also attaching as Annex A, a copy of the Preliminary Proxy Statement marked to show the revisions made in response to the Staff’s comments.

Capitalized terms used in this letter without definition have the respective meanings assigned to them in the Preliminary Proxy Statement.

Proposal No. 2

1. Comment: Please explain any potential beneficial impact the Trust’s Investment Adviser may experience as a result of the Trust’s conversion from a closed-end investment company to an open-end investment company.

Response: Typically, when a closed-end investment company converts to an open-end investment company, the fund experiences significant redemptions. In some cases thus can lead to the necessity to liquidate and dissolve. Under these circumstances, the Investment Adviser would receive no benefit. If the Fund were to remain open, there may be opportunities for the Investment Adviser to benefit from the conversion. For example, as an open-end investment company, the Trust’s assets could increase due to net subscriptions. As a result, the Investment Adviser’s investment management fees, which are based on net assets, could increase. In addition, the Investment Adviser could experience one or more of the following benefits:

We have added the following language to the section entitled “Effects of Conversion on the Trust:

6. Potential Benefits to the Trust’s Investment Adviser. The process of converting the Trust to an open-end investment company could potentially benefit the Trust’s Investment Adviser. The Investment Adviser is currently paid a fee based on the total net assets of the Trust, and, if following the conversion the Trust was able to sell more shares than were redeemed that could increase it net assets and could increase the fees paid to the Investment Adviser.

2. Comment: With respect to the following disclosure, please clarify whether the voting results provided for 2007 are generally reflective of how prior votes on this proposal have passed:

In the most recent vote, on August 21, 2007, 11.06% of the outstanding Shares were voted in favor of the proposal, 42.06% were voted against, and 16.92% were either not present at the Meeting, were not voted or abstained from voting on that particular matter (which are effectively votes against the proposal).

Response: The previous eleven instances that the Trust presented such a conversion proposal to the Shareholders of the Trust, the proposal has been defeated as following:

	FOR	Against	Abstain/Withheld
1995
1997	3,957,731	6,570,427	194,592
1998	2,472,433	4,893,590	56,199
1999	1,929,388	4,217,475	113,059
2000	2,727,187	6,454,579	2,491,987
2001	4,184,388	5,326,001	40,393
2002	2,392,542	5,275,585	209,805
2003	7,664,190	11,198,396	64,006
2004	*12,360,670	9,589,039	15,185
2005	4,383,397	8,105,185	13,107
2007	1,685,558	6,408,172	29,878
*This number reflects less than the required majority of the total outstanding shares.

We believe that the most recent 2007 vote is reflective of the previous instances where the proposal was defeated.

3. Comment: Please explain whether the Trust’s conversion from a closed-end investment company to an open-end investment company would affect any of the following: (1) the Trust’s investment objective, investment policies and strategies, (2) the policy with respect to investment in illiquid and/or restricted securities, (3) the Trust’s Dividend Reinvestment Plan. Please explain any other significant impact on shareholders’ shares.

Response: (1) The effect of a conversion to an open-end investment company on the Trust’s investment objective, investment policies and strategies is not known at this time. As disclosed in the Preliminary Proxy Statement, the Board of Trustees believes that the Trust’s long-term investment objective, policies and strategies are better suited to the structure of a closed-end investment company. In the event the Trust converted to a open-end investment company, which had an adverse effect on the Trust’s ability to achieve its long-term investment objectives, the Board of Trustees may change the Trust’s investment objective, policies and strategies in the best interests of the Trust and its shareholders. Certain changes may require approval of shareholders.

(2) The Trust’s current policies with respect to investment in illiquid and/or restricted securities provide that the Trust may not invest in securities of issuers from the Republic of China (“R.O.C.”), the issuance of which has not been approved by or registered with the R.O.C. Financial Supervisory Commission for offering to the public; or unregistered securities of U.S. issuers that must be registered before being publicly offered under the U.S. Securities Act of 1933. In the event that the Trust converted to an open-end investment company, the Board of Trustees may change the Trust’s current policies with respect to investment in illiquid and/or restricted securities to the extent permissible by applicable law, if it is determined to be in the best interest of the Trust and its shareholders.

(3) The effects of a conversion, with respect to the Dividend Reinvestment Plan (“DRIP”), of the Trust to an open-end investment company are disclosed in the Preliminary Proxy Statement.

We believe all significant effects of a conversion of the Trust to a open-end investment company are disclosed in the Preliminary Proxy Statement.

4. Comment: Please review the following sentences under the Background and Summary section and consider whether they are redundant.

In addition, the Board of Trustees recognizes that discounts as well as premiums can be a likely result of the closed-end format because of the probability that the shares of a closed-end fund will trade at a higher or lower price than the NAV per share. In addition, the Board of Trustees recognizes that discounts (and possible premiums) are an inherent consequence of the closed-end fund format.

Response: The sentences have been modified as follows:

In addition, the Board of Trustees recognizes that discounts as well as premiums can be an inherent consequence of the closed-end format because of the probability that the shares of a closed-end fund will trade at a higher or lower price than the NAV per share.

5. Comment: Please confirm that the 2% redemption fee that the Trust may impose on redemptions for a certain time period after conversion is permissible under applicable state law.

Response:  The redemption fee is applicable under state law. Rule 22c-2 under the Securities Act of 1933 (the “1933 Act”) permits registered investment companies to apply a redemption fee of up to 2%.

6. Comment: Please modify the following paragraph from all capital letters to lower case letters, in accordance with Plain English requirements.

Response: The paragraph was modified as requested:

The Trust’s annual report for the year ended December 31, 2007, including financial statements, was mailed on or about February 29, 2008 to shareholders of record. However, a copy of this report will be provided, without charge, to any shareholder upon request. Please call 1-800-343-9567 or write to the Taiwan Greater China Fund c/o Brown Brothers Harriman, P.O. Box 962047, Boston, Massachusetts 02196-2047 attn: Investor Services Counsel, Fund Administration to request the report.

7. Comment: Please explain how abstained and broker non-votes will be voted by the proxies named in the Preliminary Proxy Statement on a motion to adjourn the Meeting, in the event that quorum is not obtained for the transaction of business at the Meeting. The Trust does not intend to adjourn the Meeting in the event that quorum is obtained.

Response: We have revised the disclosure as follows:

In the event that a quorum is not obtained for the transaction of business at the Meeting by June 23, 2008, the persons named as proxies in the enclosed proxy may propose one or more adjournments of the Meeting to permit further solicitation of proxies in order to obtain such a quorum. Any such adjournment would require the affirmative vote of the holders of a majority of the Shares voting that are present in person or by proxy at the session of the Meeting to be adjourned. The persons named as proxies in the enclosed proxy will vote in favor of such adjournment, if a quorum is not obtained, all shares represented by proxy including abstained and broker non-votes will be voted in favor of adjournment by the persons named as proxies in the enclosed proxy.

Annex B

“TANDY” LETTER

May 27, 2008

Division of Investment Management
Securities and Exchange Commission
901 E Street, N.W.
Washington, D.C. 20004
Attn.: Lawrence Greene

Re:	Taiwan Greater China Fund (SEC File Nos. 811-05617 and 005-40977)

Dear Mr. Greene:

As requested by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with its review of the Preliminary Proxy Statement filed by the Taiwan Greater China Fund (the “Trust”) on May 5, 2008 (the “Preliminary Proxy Statement”), the Trust acknowledges that, with respect to filings made by the Trust with the Commission and reviewed by the Staff:

(a) the Trust is responsible for the adequacy and accuracy of the disclosure in the Preliminary Proxy Statement;

(b) Staff comments or changes to disclosure in response to Staff comments in the Preliminary Proxy Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Preliminary Proxy Statement; and

(c) the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Kind regards,

Taiwan Greater China Fund

By: /s/ Steven R. Champion
   Steven R. Champion
       President, Chief Executive Officer